Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	First Quarter	For the Years Ended December 31,
	2011	2010	2009	2008
	(in millions)
Earnings
Income/(Loss) before income taxes	$713	$3,054	$2,001	$(2,559)
Less: Equity in net income of affiliated companies	5	12	1	8
Fixed charges	896	4,233	5,174	7,648
Earnings before fixed charges	$1,604	$7,275	$7,174	$5,081

Fixed charges (a)
Interest expense	$893	$4,222	$5,162	$7,634
Rents	3	11	12	14
Total fixed charges	$896	$4,233	$5,174	$7,648

Ratio of earnings to fixed charges	1.79	1.72	1.39	(b)

(a)	Consists of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).
(b)	Earnings inadequate to cover fixed charges by $2,567 million.

68